Exhibit 99.32

CONSENT OF EXPERT

The undersigned hereby consents to being named as having approved the disclosure of certain scientific and technical information contained or incorporated by reference in Annual Report on Form 40-F of Osisko Development Corp. being filed with the United States Securities and Exchange Commission, and any amendments thereto.

By:	/s/ Francois Vézina
Name:	Francois Vézina, P. Eng., MBA
March 31, 2023